# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Raytech Holding Ltd, CIK 0001948443
CUSIP: G7358S119
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: Unit 609 6/F Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0002123294
Persons authorized to receive notices and communications: Raytech Holding Limited, Unit 609, 6/F, Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000, 852 2117 0236

## Reporting persons
- Tao Wang (CIK 0002123294): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: working capital (WC); sole voting power 262,319; shared voting power 0; sole dispositive power 262,319; shared dispositive power 0; aggregate amount beneficially owned 262,319 (9.63% of the class)
  Comment: 1. The Reporting Person is filing this Schedule 13D to report an increase in his beneficial ownership of the Issuer's Ordinary Shares following the transaction reported herein.
  
  2. Represents 262,319 Ordinary Shares of Raytech Holding Limited (the "Company") indirectly held by Tao Wang ("Mr. Wang") through Yuan Chun Holding Co., Limited, a British Virgin Islands business company that is wholly-owned by Mr. Wang. 3. The percent ownership is calculated based upon an aggregate of 2,724,911 shares outstanding.
- Yuan Chun Holding Co., Limited (CIK 0001996676): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 262,319; shared voting power 0; sole dispositive power 262,319; shared dispositive power 0; aggregate amount beneficially owned 262,319 (9.62% of the class)
  Comment: 1. The Reporting Person is filing this Schedule 13D to report an increase in his beneficial ownership of the Issuer's Ordinary Shares following the transactions reported herein.
  
  2. Represents 262,319 Ordinary Shares of Raytech Holding Limited (the "Company") indirectly held by Tao Wang ("Mr. Wang") through Yuan Chun Holding Co., Limited, a British Virgin Islands business company that is wholly-owned by Mr. Wang. 3. The percent ownership is calculated based upon an aggregate of 2,724,911 shares outstanding.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.0001 per share
Name of issuer: Raytech Holding Ltd
Address of issuer's principal executive offices: Unit 609 6/F Nan Fung, Commercial Centre No.19 Lam Lok Street, Kowloon Bay, Hong Kong (K3), 000000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons: (i) Mr. Tao Wang, and (ii) Yuan Chun Holding Co., Limited, a British Virgin Islands business company that is wholly-owned by Mr. Wang. Each of the foregoing persons are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address:
The address of the principal place of business for each of the Reporting Persons is:

For individual: No. 221, Lane 118, Kangba Road, Pudong New Area, Shanghai
For entity: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Present principal occupation or employment: Mr. Wang is the director of Yuan Chun Holding Co., Limited.
Criminal convictions in the last five years: No.
Civil proceedings (securities laws) in the last five years: No.
Citizenship:
For Mr. Wang: China

For Yuan Chun Holding Co., Limited: British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Yuan Chun Holding Co., Limited, one of the Reporting Persons, acquired 182,404 ordinary shares of the Issuer on February 9, 2026, at an aggregate purchase price of US$392,898, in a privately negotiated transaction. The funds used for the purchase were from the working capital of the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days: Prior to February 9, 2026, the Reporting Persons beneficially owned an aggregate of 81,279 Ordinary Shares, consisting of 1,364 shares held directly by Mr. Wang and 79,915 shares held by Yuan Chun Holding Co., Limited, representing approximately 2.98% of the Issuer's outstanding Ordinary Shares purchased in open market transactions. On February 9, 2026, Yuan Chun Holding Co., Limited acquired 182,404 Ordinary Shares in a privately negotiated transaction for an aggregate purchase price of US$392,898. On March 13, 2026, Mr. Wang sold 1,364 Ordinary Shares held directly by himself in open market transactions, for an aggregate purchase price of US$5,393.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 hereto, with respect to the joint filing of this Schedule 13D and any amendments thereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Joint Filing Agreement by and among the Reporting Persons

## Signatures
- Tao Wang: /s/ Tao Wang, Tao Wang (03/25/2026)
- Yuan Chun Holding Co., Limited: /s/ Tao Wang, Director (03/25/2026)